Mail Stop 3561

January 10, 2006

Mr. Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re**: **Gilman + Ciocia, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **File No. 000-22996**

Dear Mr. Conroy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Report of Independent Registered Public Accounting Firm, page 32

1. Please have your auditor explain to you their consideration of SAS 59 in determining not to include going concern modifications in their audit report. In your response letter, please have your auditor explain how they addressed the following in making their determination:
   - Your working capital deficit and shareholders' deficit as of June 30, 2005.
   - Your operating loss for each of the previous three fiscal years.
   - The fact that you were in default of substantially all of your debt as of June 30, 2005.

Consolidated Statements of Operations, page 34

2. Explain to us the nature of your Salaries, Brokerage Fees and Licenses, Rent and Depreciation and Amortization line items and tell us your GAAP basis for not including them as part of Cost of Sales. Otherwise, please revise.

Consolidated Statements of Cash Flows, page 36

3. Explain to us the nature of the line items Due from Office Sales and Receivables from officers, shareholders and employees and tell us your GAAP basis for including these line items in the operating activities section of you cash flow statements. Otherwise, please revise.

1. Organization and Nature of Business, page 38

Advertising Expense, page 41

4. We note your statement in the middle of page 46, "Deferred expense consists primarily of advertising and is being amortized straight line over two years." Please tell us the nature of this advertising and explain to us in detail your consideration of SOP 93-7 in deciding to defer these costs and amortize them over a two year period.

6. Goodwill, page 47

5. Please explain to us in detail how you tested your goodwill for impairment for each period presented and tell us the specific GAAP guidance that you followed to perform the impairment tests. In addition, tell us how many reporting units you have for purposes of testing goodwill for impairment and how you identified these reporting units under the guidance in SFAS 142. Further, explain to us the nature of PCS,

Prime Financial Services, Inc. and AFP and tell us how you considered them in your identification of reporting units.

6. Intangible Assets, page 47

6. We note your statement "the Company performed the fair value impairment tests prescribed by SFAS No. 142 during the fiscal years ended June 30, 2005, 2004 and 2003. Given that these intangible assets are definite-lived, clarify for us why you performed the fair value impairment tests prescribed by SFAS 142. Explain to us in detail how you performed the impairment tests on your intangible assets for each period presented. In addition, tell us how you grouped your intangible assets for purposes of impairment testing using the guidance of paragraph 10 of SFAS 144.

7. Further, refer to page 40 of your filing and explain to us how you determined the useful lives of your Customer lists and Independent Contractor Agreements of 5-20 years and 15 years respectively. In your response, please address how you considered the provisions of paragraph 11 of SFAS 142 in making these useful life determinations.

Item 9A. Controls and Procedures, page 57

8. We note the last sentence on page 58; however, it is unclear to us whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective. In accordance with Rule 13(a) – 15(e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective as of the end of the period covered by this annual report. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weakness identified by your auditors.

Form 10-Q for the quarter ending September 30, 2005

1. Organization and Nature of Business, page 7

Stock-based Compensation, page 9

9. Please explain to us your consideration of SFAS 123(R) in the 1st quarter of your fiscal year 2006. Please note that SFAS 123(R) requires that compensation cost be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. In this regard, we note from page 53 of your 2005 10-K that you had unvested options outstanding as of June 30, 2005.

4. Commitments and Contingencies, page 10

Commitments, page 10

10. Please explain to us the nature of the clearing agreement that you renewed in September 2005, the amount that you paid for the clearing agreement, and your GAAP basis for capitalizing this amount.

Item 4. Controls and Procedures, page 20

11. We note the 1st full paragraph on page 21; however, it is unclear to us whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective. In accordance with Rule 13(a) – 15(e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective as of the end of the period covered by this quarterly report. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weakness identified by your auditor as part of their fiscal year 2005 audit.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director